

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 12, 2007

By facsimile to (515) 323-8577 and U.S. Mail

Mr. Daniel H. Arnold
Chairman
MinnErgy, LLC
4455 Theurer Boulevard, P.O. Box 186
Winona, MN 55987

Re: MinnErgy, LLC
        Registration Statement on Form SB-2
        Filed May 14, 2007
        File No. 333-142928

Dear Mr. Arnold:

    We reviewed the filing and have the comments below.

    Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

    Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

Our Financing Plan, page 9

2.   Confirm that MinnErgy, LLC or MinnErgy will file any material financing agreement as an exhibit to the registration statement if the agreement is entered into before the registration statement's effectiveness.

Consumer resistance to the use of ethanol, page 25

3.   Explain briefly what E-85 is.

Site Acquisition and Development, page 36

4.   Disclosure indicates that MinnErgy's real estate option agreement with Dakota Minnesota and Eastern Corporation must be exercised or extended within one year after the effective date of May 26, 2006. Please update the disclosure to reflect the agreement's current status.

Plant Construction and Start-up of Plant Operation, page 39

5.   Please explain the exclusive nature of your negotiations with Fagen. We note that Fagen provides design services for a number of companies desiring to develop and build ethanol plants.

Ethanol Pricing, page 62

6.   The column "Annual Average" in the second table on page 63 is blank. Please revise.

Letter of Intent, page 72

7.   Please explain the significance of the chart entitled North American Stainless Steel Product Price Index on page 73.

Other Consultants, page 74

8.   Please tell us and disclose the nature of your agreement with Delta-T and why the relationship was terminated on February 13, 2007. Further explain how you accounted for and classified the $52,500 paid for services received and the $22,500 termination fee.

Regulatory Permits, page 76

9.   You state on page 77 under the section "Waste Water National Pollutant Discharge
        Elimination System Permits (NPDES Permit)" that although unknown at this time, the
        quality and quantity of the water source and the specific requirements imposed by the
        Minnesota Environmental Protection Division for discharge will materially affect your
        financial performance. Please disclose how your financial performance will be affected
        and how this determination specifically was made. Tell us whether or not you anticipate
        any other permits/requirements (i.e., well permit, storm water) to impact your financial
        performance and provide similar information as requested above.

Governors, Executive Officers, Promoters and Control Persons, page 79

10.   Please elaborate upon the special right of appointment that is given to each member
        investing $7.5 million or more in the offering. You state that the right is terminated if the
        member elects not to appoint a governor "at any time." Does this mean that the right
        otherwise continues indefinitely? Also, as we understand your disclosure, if the
        maximum offering were subscribed for, then as many as 11 subscribers could purchase
        $7.5 million or more in the offering, thereby having rights to appoint 11 governors.
        Since you have a requirement that a majority of governors be elected by members, this
        suggests that you could have as many as 23 governors on the board at once. Please
        clarify this point so that investors will understand how all of the governors will be elected
        or appointed and the maximum number of governors you could possibly have under the
        member control agreement.

Business Experience of Governors and Officers, page 80

11.   In the biographical paragraphs of Messrs. Dan Arnold, Ron Scherbring, and Chris
        Arnold, describe briefly their business experience during the past five years. See Item
        401(a)(4) of Regulation S-B.

Units Owned, page 83

12.   Disclosure before the table states that it is a list of members that "are not beneficial
        owners and are not governors, officers, or employees." We assume that the word "not"
        before the words "beneficial owners" is inadvertent. Please revise to clarify.

Certain Relationships and Related Transactions, page 85

13.   We note your statement on page 85 that indicates that you have not entered into transactions with related parties; however, you further disclose transactions with governors, officers, or 5% unit holders, who appear to be related parties. Please revise disclosure for consistency and to clarify whether or not you believe these are related parties and related party transactions.

The Offering, page 85

14.   Disclosure states that MinnErgy's governors will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Provide us an analysis of MinnErgy's basis for reliance on the safe harbor.

Summary of Promotional and Sales Material, page 90

15.   Disclosure states that MinnErgy may use sales material. Submit any sales material to us before its use as required by Item 15D of Industry Guide 5.

Partnership Status, page 98

16.   The tax treatment depends upon the legal conclusion of whether MinnErgy is a partnership or a corporation. Since counsel must opine on these matters as part of its tax opinion and cannot assume them, please delete the word "Accordingly" in the second paragraph's first sentence.

Tax Consequences Upon Disposition of Units, page 103

17.   Since the word "generally" may imply that investors cannot rely on the disclosure, please delete the word "generally" in the second paragraph's first sentence.

Report of Independent Registered Public Accounting Firm, page F-2

18.   We note that note 6 on page F-11 ("Private Placement") has been labeled unaudited. Please tell us how your accountants considered AU Section 530 with regards to this private placement, the unaudited disclosure in note 6, and their report dated May 10, 2007.

Statement of Changes in Members' Equity, page F-5

19.   Please revise your document to include a total members' equity column that ties to the balance sheet.

20.   Provide us the following information for units issued within the last 12 months of the date of this letter, including any other issuances of membership units, common stock, warrants and/or options. Provide a schedule which reflects in chronological order:

- The type of security.

- Date of grant/issuance.

- Optionee/investor.

- Relationship with optionee/investor.

- Number of securities or units issued or granted.

- Exercise or purchase price.

- Fair value of the underlying units.

- Whether the security was issued in connection with an employment agreement, marketing agreement, strategic relationship, etc.

21.   Explain to us the objective evidence and analysis that support your determination of the fair value at each date. Tell us how you have considered the accounting and disclosure guidance in the AICPA Practice Aid on the "Valuation of Privately Issued Equity Securities Issued as Compensation."

22.   Expand your disclosures to explain the reasons for any differences in fair value at each balance sheet date and the IPO price of $1.00. Quantify the impact of any significant events on the fair value of MinnErgy between each balance sheet date and the initial filing of the registration statement.

23.   For each equity transaction that consisted of a sale of a unit for cash, please specifically identify the investor(s) involved, and discuss their relationship with you or your affiliates. Explain why you believe that these transactions represent arm's length transactions for which you can establish a fair value.

Note 1. Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

24.   With regards to your construction in progress balance at December 31, 2006, please tell
        us the nature of the costs capitalized, your basis in the accounting literature for
        capitalization, your anticipated depreciation methodology once placed in service, and
        how you determine impairment of these capitalized costs.

25.   We note that you have various land option contracts that you have capitalized as fixed
        assets. Please tell us how you considered FIN 46R in accounting for these option
        contracts as it appears that you have determined that they are not VIEs and do not require
        consolidation.

Exhibit 5.1

26.   For equity securities, counsel must opine on the corporate laws of the jurisdiction of
        incorporation of the registrant. Please clarify that counsel is opining on the legality of
        the securities under the law of the state of Minnesota.

Exhibits 5.1 and 8.1

27.   We note that MinnErgy filed forms of opinion. MinnErgy must file executed opinions
        before the registration statement's effectiveness.

Closing

        File an amendment to the registration statement in response to the comments. To
expedite our review, MinnErgy may wish to provide us three marked courtesy copies of the
amendment. Include with the filing any supplemental information requested and a cover letter
tagged as correspondence that keys the responses to the comments. If MinnErgy thinks that
compliance with any of the comments is inappropriate, provide the basis in the letter. We may
have additional comments after review of the amendment, the responses to the comments, and
any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since MinnErgy and its management are in possession of all

facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If MinnErgy requests acceleration of the registration statement's effectiveness, MinnErgy should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MinnErgy from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- MinnErgy may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that MinnErgy provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Miranda L. Hughes, Esq.
         Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
         666 Grand Avenue, Suite 2000
         Des Moines, IA 50309-2510